EXHIBIT 99.1

Re:   Update Regarding Debenture Holders

Ramat Gan, Israel – January 16, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s report earlier today, the Company reports that its Board of Directors resolved today to open an immediate dialogue with the Company’s debenture holders (Series C and D). These discussions will be held through a representatives and are expected to take place promptly. The Board of Directors believes that the current situation requires holding these discussions sooner rather than later so that the Company’s assets and its holdings in B Communications Ltd. are not irreparably harmed in the process.

Considering the liquidity balances of the Company and the need to maintain the value of its assets, the Company intends to withhold any payments to its debenture holders until further notice.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.